Olivia Inc.
8605 Santa Monica Blvd #88454
Los Angeles, California 90069
Phone: (213) 947-1011

March 20, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Olivia Inc.
Registration Statement on Form S-1
Filed February 13, 2013
File No. 333-186629

Olivia Inc., acknowledges receipt of the letter dated March 8, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-1 (the "First Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement on Form S-1
General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have no written communications as defined in Rule 405 that have been presented to any investor.  Further, there are no research reports about us that we are aware of.  Should we become aware of any, we will supplement.

2. We note your disclosure relating to the various exemptions that are available to you in connection with your status as an “emerging growth company.” Please consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  Amended.  Please see First Amended Draft.

3. We note your disclosure that you are a development-stage company that intends to engage in the online bread club industry. We note further that:

☐ you have not generated revenues to date and have a limited operating history,

☐ you have two officers and directors (who you expect to work up to only five or 10 hours per week), in each case which you suggest at page 10 may be “[in]sufficient to successfully operate [y]our business,”

☐ you are unable to provide a timeline for the implementation of your business plan,

☐ your officers and directors do not have significant experience in starting an online bread company,

☐ you have no customers, and

☐ you have taken no steps to identify future sources of financing, which you state at page 6 is necessary to begin generating revenues.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain in necessary detail why Rule 419 does not apply.

Response:  Amended.  Please see First Amended Draft.

Prospectus Cover Page

4. We note that all the proceeds of the offering are non-refundable, “except as may be required by applicable laws.” Please revise your disclosure elsewhere to provide a discussion of such exceptions and to provide a cross-reference here to the discussion.

Response:  Amended.  Please see First Amended Draft.

Our Offering, page 5

5. We note that you may extend the offering at your discretion. Please revise to discuss how you will notify investors of any such extension.

Response:  Amended.  Please see First Amended Draft.

6. We note your disclosure on the prospectus cover page that there is the possibility that the amount raised in the offering may be minimal and might not even cover the costs of the offering, which you estimate will be $18,000. Please revise your disclosure under “—Use of Proceeds” to indicate, if true, that the proceeds of the offering will be used towards the expenses of the offering.

Response:  Amended.  Please see First Amended Draft.

Business Summary, page 6

7. We note your disclosure that your activities to date have been limited to developing your business plan relating to the online bread club. Please revise your disclosure to describe (i) your business plan and (ii) the activities conducted to date in developing the plan. In this regard, we note, for example, your disclosure elsewhere that you are unable to provide a timeline of your plan’s implementation and that you have not developed a Website or software relating the bread club.

Response:  Amended.  Please see First Amended Draft.

Risk Factors, page 7

Our offering is being conducted by our officers and directors…, page 7

8. To the extent you retain this risk factor, please revise to remove any suggestion that the disclosure contained in your registration statement may not be accurate. We remind you that under the federal securities laws, the company is responsible for all information contained within its registration statement.

Response:  Amended.  Please see First Amended Draft.

We are a new company with no operating history…, page 9

9. Please revise to describe what you mean by “conceptual development.”

Response:  Amended.  Please see First Amended Draft.

Use of Proceeds, page 19

10. We note your disclosure on the prospectus cover page that there is the possibility that the amount raised in the offering may be minimal and might not even cover the costs of the offering, which you estimate will be $18,000. We also note your disclosure that you will pay all expenses incurred in the offering. We also note your disclosure that you will utilize $20,000 cash on hand. Please revise your disclosure to clarify, if true, that not all of the cash on hand will be used towards the offering expenses and to discuss how you intend on paying the offering expenses if (i) you do not raise enough money through the offering and (ii) will not use all of the cash on hand.

Response:  Amended.  Please see First Amended Draft.

Business Description, page 23

Strategy and Services, page 24

11. We note your disclosure that you believe there is a strong need for an online artisan bread club. In view of your disclosure that you have not “accomplished any of [y]our intended efforts to date” and that your officer and director have little experience in this industry, please revise your disclosure to discuss the basis for your belief, including by discussing whether (and, if so, to what extent) you have conducted any preliminary research to this end. In this regard, we note your reference at page 28 relating to your “initial research.”

Response:  Amended.  Please see First Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

12. Please revise your disclosure to provide your results of operations for the last two most recent fiscal years, using year-to-year comparisons. See Item 303(a) of Regulation S-K, including Instruction 1 thereto.

Response:  Amended.  Please see First Amended Draft.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page F-2

13. We note that your auditor has expressed an opinion on your financial statements as of December 31, 2012 and 2011, and for the period from August 02, 2011 (inception date) to December 31, 2012. Please obtain a revised report from your auditor that clarifies, in both the first and third paragraphs, whether the year ended December 31, 2012 and the period from August 02, 2011 (inception date) to December 31, 2011 were also audited, as you will need an audit of these periods to comply with Article 8 of Regulation S-X.

Response:  Amended.  Please see First Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

	By:	/s/ Elchanan Menachem Grossbaum
Elchanan Menachem Grossbaum
CEO

VIA EDGAR cc: Sirimal R. Mukerjee, Staff Attorney